FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

TABLE OF CONTENTS

Item

1.	Fact Sheet dated March 28, 2007, regarding Brazil Development Equity Investments, LLC’s disposal of equity interest greater than 5% of the total outstanding common shares of Gafisa S.A.

2.	Fact Sheet dated March 28, 2007, regarding Emerging Markets Capital Investments, LLC’s disposal of equity interest greater than 5% of the total outstanding common shares of Gafisa S.A.

3.	Fact Sheet dated March 27, 2007, regarding incorporation and execution of the Shareholders’ Agreement of Bairro Novo Empreendimentos Imobiliários S.A.

Item 1
GAFISA S.A.
Corporate Taxpayer’s ID (CNPJ/MF) 01.545.826/0001-07
Corporate Registry (NIRE) 35.300.147.952
Publicly-held Company - 01610-1

FACT SHEET

São Paulo, SP, Brazil, March 28, 2007 - Pursuant to Article 12 of CVM Instruction 358/02, Gafisa S.A. (BOVESPA: GFSA3) hereby discloses to the market the following communication from its shareholder, Brazil Development Equity Investments, LLC:

“Brazil Development Equity Investments, LLC, inscribed in the corporate roll of taxpayers (CNPJ) under no. 05.518.017/0001-59, with its headquarters at The Corporation Trust Company, Corporation Trust Center, 1209 - Orange Street, Wilmington, New Catle County, Delaware, hereby announces to the market, pursuant to article 12, § 4th of Instruction CVM 358/02, the disposal of equity interest greater than 5% (five percent) of the total outstanding common shares of Gafisa S.A. ("Gafisa"). We emphasize that such disposal does not change the shareholding control or the administrative structure of Gafisa. In compliance with article 12, § 6th of Instruction CVM 358, we kindly request the transmission of the present information to the Brazilian Securities and Exchange Commission - CVM. Sincerely, BRAZIL DEVELOPMENT EQUITY INVESTMENTS, LLC.”

Item 2

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) 01.545.826/0001-07
Corporate Registry (NIRE) 35.300.147.952
Publicly-held Company - 01610-1

FACT SHEET

São Paulo, SP, Brazil, March 28, 2007 - Pursuant to Article 12 of CVM Instruction 358/02, Gafisa S.A. (BOVESPA: GFSA3) hereby discloses to the market the following communication from its shareholder, Emerging Markets Capital Investments, LLC:

“EMERGING MARKETS CAPITAL INVESTMENTS, LLC, inscribed in the corporate roll of taxpayers (CNPJ) under no. 05.583.019/0001-21, with its headquarters at The Corporation Trust Company, Corporation Trust Center, 1209 - Orange Street, Wilmington, New Catle County, Delaware, hereby announces to the market, pursuant to article 12, § 4th of Instruction CVM 358/02, the disposal of equity interest greater than 5% (five percent) of the total outstanding common shares of Gafisa S.A. ("Gafisa"). We emphasize that such disposal does not change the shareholding control or the administrative structure of Gafisa. In compliance with article 12, § 6th of Instruction CVM 358, we kindly request the transmission of the present information to the Brazilian Securities and Exchange Commission - CVM. Sincerely, EMERGING MARKETS CAPITAL INVESTMENTS, LLC.”

Item 3

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) 01.545.826/0001-07
Corporate Registry (NIRE) 35.300.147.952
Publicly-held Company - 01610-1

FACT SHEET
(CVM Instruction # 358/02)

In accordance with the Fact Sheet disclosed on February 14, 2007, GAFISA S.A. [Bovespa: GFSA3 (“Company”)] hereby communicates that, on March 26, 2007, the Company and ODEBRECHT EMPREENDIMENTOS IMOBILIÁRIOS LTDA. (“OEI”) incorporated BAIRRO NOVO EMPREENDIMENTOS IMOBILIÁRIOS S.A.. On the same date, the Company and OEI executed the Shareholders’ Agreement of BAIRRO NOVO EMPREENDIMENTOS IMOBILIÁRIOS S.A., which will govern the management and the corporate governance of the new company.

Further information is available at http://www.gafisa.com.br

São Paulo, March 27, 2007

GAFISA S.A.
Investor Relations Officer
Alceu Duilio Calciolari

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gafisa S.A.

Date: March 29, 2007	By:	/s/ Alceu Duilio Calciolari
Name: Alceu Duilio Calciolari
Title Chief Financial Officer